
HUMBOLDT
ELKO
WASHOE
PERSHING
CHURCHILL
LANDER
EUREKA
WHITE PINE
MINERAL
NYE
ESMERALDA
LINCOLN
CLARK
Winnemucca
Wells
Elko
Carlin
Battle Mountain
Lovelock
Reno
Fallon
Carson City
Austin
Eureka
Ely
Tonopah
Goldfield
Beatty
Caliente
Las Vegas
PROPERTY LOCATION

SAGUARO RESOURCES, INC.

SKY I-4 CLAIMS

LOCATION MAP

ESMERALDA CO., NEVADA

SCALE: AS SHOWN	DATE: AUG. 2008
DRAWN BY: J.M.	FIGURE: 1


SKY CLAIMS
T 5 S
T 6 S
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS
QUADRANGLE
T 5 S - R 41 E , SECT. 35 NW 1/4
CLAIM MAP
ESMERALDA CO., NEVADA
SCALE : AS SHOWN
DATE AUG. 2006
DRAWN BY : J.M.
FIGURE


SKY CLAIMS
T5S
T6S
T7S
T8S
T9S
T10S
T11S
R39E
R40E
R41E
R42E
R43E
117°30'
CALIFORNIA
AFTER U.S.G.S. BULLETIN 78, PLATE 1
For legend see Fig. 3b
SAGUARO RESOURCES, INC.
SKY 1-4 CLAIMS LIDA QUADRANGLE
T5S-R41E, SECT. 35 NW 1/4
REGIONAL GEOLOGY
ESMERALDA CO., NEVADA
0 2 4 8 MILES
0 5 10 KM.
SCALE: 1:250,000
DATE: AUG. 2008
DRAWN BY: J.M.
FIGURE: 3a
CHONG
N
PROFESSIONAL
PROVINCE OF BRITISH COLUMBIA
J. W. McLEOD
GEOCHEMIST



After U.S.G.S. BULLETIN 78, PLATE I
PROFESSIONAL
PROVINCE OF
J. W. McLEOD
BRITISH COLUMBIA
GEOSCIENTIST

SAGUARO RESOURCES, INC.

SKY I-4 CLAIMS LIDA QUADRANGLE

T5S - R41E, SECT. 35 NW 1/4

LEGEND FOR FIG. 3a

ESMERALDA CO., NEVADA

SCALE: —	DATE: AUG. 2008
DRAWN BY: J.M.	FIGURE: 3b

CHONG


SKY CLAIMS
EXPLANATION
SAGUARO RESOURCES, INC.
SKY I-4 CLAIMS LIDA QUADRANGLE
T6S-R41E, SECT. 36 NW 1/4
AEROMAGNETIC MAP
ESMERALDA CO., NEVADA
0 2 4 8 MILES
0 5 10 KM
SCALE 1:250,000
DATE AUG 2008
DRAWN BY J.M.
FIGURE 4
N
After U.S.G.S. Map GP-753
J. W. McLEOD